UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: November 17, 2020

Commission File Number: 001-

UCOMMUNE INTERNATIONAL LTD

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Guang Hua Road, No 2, Tower D, Floor 8

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of Principal Executive Offices)

Mr. Zhuangkun He, Chief Executive Officer

Guang Hua Road, No 2, Tower D, Floor 8

Chaoyang District, Beijing 100026

People’s Republic of China

Tel: +8610 65067789

Email: weisf@ucommune.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value per share	UK	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	UKOMW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 17, 2020: 74,421,173 ordinary shares, including 64,968,766 Class A ordinary shares and 9,452,407 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Ucommune International Ltd, a Cayman Islands exempted company (“PubCo”). Unless otherwise indicated, “we,” “us,” “our,” and “PubCo,” and similar terminology refer to Ucommune International Ltd, an exempted company incorporated under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination (defined below). References to “Ucommune” and “Ucommune Group Holdings Limited” refer to Ucommune Group Holdings Limited prior to the consummation of the Business Combination.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-248191) initially filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2020, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

On June 29, 2020, a merger agreement (the “Merger Agreement”) was entered into by and among PubCo, Orisun Acquisition Corp., a Delaware company (“Orisun”), Everstone International Ltd, a Cayman Islands exempted company and wholly owned subsidiary of PubCo (“Merger Sub”), Ucommune Group Holdings Limited, a Cayman Islands exempted company (“Ucommune”), and certain other parties thereto. The Merger Agreement provided for a business combination which was effected in two steps: (i) Orisun reincorporated to Cayman Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) concurrently with the Reincorporation Merger, Merger Sub merged with and into Ucommune, resulting in Ucommune being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

As of November 17, 2020, Orisun, PubCo and Ucommune had entered into backstop agreements (each, a “Backstop Agreement”) with 19 investors (the “Backstop Investors”), pursuant to which the Backstop Investors agreed to invest no less than $66.5 million by either acquiring newly issued PubCo Class A ordinary shares concurrently with the closing of the Business Combination at a price of $10.10 per share or Orisun’s common stock in the open market.

On November 17, 2020, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Ucommune became a wholly owned subsidiary of PubCo. In connection with the closing of the Business Combination, as of November 18, 2020, the Backstop Investors had invested an aggregate investment of $68.0 million pursuant to the Backstop Agreements, including an aggregate investment of $60.9 million PIPE financing (the “$60.9 million PIPE financing”). This Report is being filed in connection with the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Pubco’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference.

Except for Jian Zhang, Shanshan Guo, Jinghong Xu and Mei Han, the address of our directors and executive officers is Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Mei Han is 214 Depot Road, #18-68, The lnterlace, Singapore. The business address of Shanshan Guo is Room 3006, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, People’s Republic of China.

B. Advisors

Not applicable.

C. Auditors

Marcum LLP (“Marcum”), 750 3rd Avenue, 11th Floor, New York, New York 10017, acted as Orisun Acquisition Corp.’s independent registered public accountant since inception October 22, 2018 through November 17, 2020, the date of the business combination.

Following the consummation of the Business Combination, Marcum Bernstein & Pinchuk LLP (“Marcum BP”), Seven Penn Plaza, Suite 830, New York, New York 10001, the independent auditor of Ucommune, is being engaged as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding Ucommune’s selected financial information is included in the Form F-4 in the section entitled “Selected Historical Combined and Consolidated Financial and Operating Data of Ucommune,” which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo was formed to serve as a holding company for Ucommune and Orisun after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a Cayman Islands exempted company, was formed on June 16, 2020. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. Ucommune’s principal executive office is located at Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China, telephone number is +86 10 65067789.

On November 17, 2020, the parties consummated the Business Combination. In connection with closing of the Business Combination, the Backstop Investors had invested an aggregate investment of $68.0 million pursuant to the Backstop Agreements, including the $60.9 million PIPE financing as of November 18, 2020.

B. Business Overview

Following and as a result of the Business Combination, all of PubCo’s business is conducted through Ucommune and its subsidiaries. A description of the business of Ucommune is included in the Form F-4 in the sections entitled “Business of Ucommune” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ucommune,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Ucommune became a wholly owned subsidiary of PubCo. PubCo’s organizational chart is below:

Ucommune International Ltd
(Cayman Islands)
100%
Ucommune Group Holdings Limited
(Cayman Islands)
100%
Ucommune Group Holdings (Hong Kong) Limited
(Hong Kong)
100%
Melo Inc. (Delaware)
100%
Melo HongKong Limited
(Hong Kong)
100%
Offshore operating companies
Off shore
On shore
100%
Ucommune (Beijing) Technology Co., Ltd. ("Ucommune Technology")
100%
Beijing Melo Technology Co., Ltd. ("Beijing Melo")
Ucommune (Beijing) Venture Investment Co., Ltd. ("Ucommune Venture") (1)
Beijing Ubazaar Technology Co., Ltd. ("Beijing U Bazaar") (2)
Beijing Weixue Tianxia Education Technology Co., Ltd. ("Weixue Tianxia") (3)
Equity interest
Contractual arrangement

(1)	Ucommune’s shareholders or its affiliates hold 100% equity interests in Ucommune Venture.
(2)	Ms. Nan Shi, Ucommune’s employee responsible for its branding and marketing strategies, holds 100% of Beijing U Bazaar’s equity interests.
(3)	Ucommune’s shareholders and their affiliates hold 100% equity interests in Weixue Tianxia.

D. Property, Plants and Equipment

Ucommune leases the properties for its principal executive office, which is located on Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China with an aggregate area of approximately 860 m2. In addition to its leased agile office spaces and offices, as of June 30, 2020, Ucommune had self-owned properties in China with an aggregate area of approximately 249,000 m2. Such properties are described in the Form F-4 in the section entitled “Business of Ucommune” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Ucommune is included in the Form F-4 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ucommune” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D. Employees

Ucommune had a total of 568 employees as of June 30, 2020.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 17, 2020 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;
●	each of our officers and directors; and
●	all our officers and directors as a group.

The calculations in the table below are based on 74,421,173 ordinary shares issued and outstanding as of November 17, 2020, comprising of 64,968,766 Class A ordinary shares (excluding Class A ordinary shares issued or to be issued to investors of the $60.9 million PIPE financing) and 9,452,407 Class B ordinary shares.

	PubCo Class A ordinary shares**		PubCo Class B ordinary shares**		Voting Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)***
Executive Officers and Directors
Cheong Kwok Mun	*	*	—	—	*
Zhuangkun He	*	*	—	—	*
Zhimo Zhao	*	*	—	—	*
Jian Zhang	—	—	—	—	—
Mei Han	—	—	—	—	—
Jinghong Xu	—	—	—	—	—
Shanshan Guo	—	—	—	—	—
Guohang Wang(2)	962,288	1.29	—	—	0.47
Xin Guan	*	*	—	—	*
Binchao Xu	*	*	—	—	*
Zhenfei Wu	*	*	—	—	*
Jianghai Shen	*	*	—	—	*
All Executive Officers and Directors as a group	2,947,352	3.96	—	—	1.43
5% Or Greater Holders
Holding group of Dr. Daqing Mao/Angela Bai(3)	—	—	9,452,407	12.70	68.58
AMBITIOUS WORLD LIMITED(4)	5,374,142	7.22	—	—	2.60

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the sum of (i) the number of shares beneficially owned by such person or group (including the number of shares on a pro rata basis based on an aggregate of 3,140,567 ordinary shares of PubCo, being the sum of 2,667,947 Class A ordinary shares and 472,620 Class B ordinary shares, issued and held in escrow by the escrow agent to satisfy any indemnification obligations of the former Ucommune shareholders) and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after November 17, 2020, by 74,421,173, being the number of ordinary shares outstanding as of November 17, 2020, excluding Class A ordinary shares issued or to be issued to investors of the $60.9 million PIPE financing.
***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)	Except for Jian Zhang, Shanshan Guo, Jinghong Xu and Mei Han, the address of our directors and executive officers is Floor 8, Tower D, No.2 Guang Hua Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Jian Zhang is 3D Building D, Baoneng Taigucheng North, Nanshan District, Shenzhen, People’s Republic of China. The business address of Jinghong Xu is Room 601 6-F, No.2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. The business address of Mei Han is 214 Depot Road, #18-68, The lnterlace, Singapore. The business address of Shanshan Guo is Room 3006, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, People’s Republic of China.
(2)	Represents 962,288 PubCo Class A ordinary shares held by Bannong Holdings Limited, a British Virgin Islands company controlled by Mr. Guohang Wang. The registered address of Bannong Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Represents an aggregate of 9,452,407 PubCo Class B ordinary shares, consisting of (i) 4,200,000 PubCo Class B ordinary shares held by Maodq Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Dr. Daqing Mao, (ii) 3,817,408 PubCo Class B ordinary shares held by Fair Vision Group Limited, a British Virgin Islands company wholly owned by Planet MDQ Limited and ultimately controlled by Dr. Daqing Mao, and (iii) 1,434,999 PubCo Class B ordinary shares held by Astro Angel Limited, a British Virgin Islands company wholly owned by Baixh Limited and ultimately controlled by Ms. Angela Bai, the spouse of Dr. Daqing Mao. The registered address of Maodq Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. The registered address of Fair Vision Group Limited and Astro Angel Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. 4,200,000 PubCo Class B ordinary shares held by Maodq Limited have been pledged to All-Stars to secure the loan extended by All-Stars to us under a convertible promissory note.
(4)	Represents 5,374,142 PubCo Class A ordinary shares held by Ambitious World Limited, a British Virgin Islands company controlled by Wisdom World Group Limited, a British Virgin Islands company wholly owned by TCT (BVI) Limited. TCT (BVI) Limited is a trust established under the laws of the British Virgin Islands and managed by the Core Trust Company Limited as the trustee, Mr. Bin Zhao as the settlor of the trust, and Mr. Weihao Zhao, Mr. Bin Zhao’s son, as the beneficiary of the trust. The registered address of Ambitious World Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

B. Related Party Transactions

Related party transactions of PubCo and Ucommune are described in the Form F-4 in the section entitled “Certain Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively. Holders of our Class A ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “UK” and “UKOMW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, US$0.0001 par value per share, and (i) 400,000,000 shares are designated as Class A ordinary shares and (ii) 100,000,000 shares are designated as Class B ordinary shares. As of November 17, 2020, subsequent to closing of the Business Combination, there were 74,421,173 ordinary shares outstanding, comprising of 64,968,766 Class A ordinary shares (excluding Class A ordinary shares issued or to be issued to investors of the $60.9 million PIPE financing) and 9,452,407 Class B ordinary shares. There were also 4,673,225 warrants outstanding, each exercisable to purchase one-half (1/2) of one Class A ordinary share at a price of $11.50 per full share. Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “Proposal No. 2—General Description of the Acquisition Merger—Lock-Up Agreements.”

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.4 to our registration statement on Form F-4 (File Number 333-248191) initially filed with the Securities and Exchange Commission on August 20, 2020, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on November 17, 2020, which became effective upon the effective date of the Reincorporation Merger.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of Pubco’s Securities,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Business of Ucommune—Contractual Arrangements with Ucommune’s VIEs and Their Respective Shareholders,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Proposal No. 1—Material U.S. Federal Income Tax Consequences of The Business Combination,” which is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ucommune—Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, Marcum BP, the independent auditor of Ucommune, is being engaged as the independent auditor of PubCo. In connection with the Business Combination, Marcum, which was the auditor for Orisun Acquisition Corp., was informed that it would no longer be our auditor.

The reports of Marcum on the financial statements of Orisun Acquisition Corp. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from October 22, 2018 (inception) through December 31, 2018 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum’s audit report contained an explanatory paragraph related to the substantial doubt of going concern.

During the two most recent fiscal years and through the effective date of the Business Combination (the “Effective Date”), there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference thereto in its reports on the financial statements of Orisun Acquisition Corp. for such periods. During the two most recent fiscal years and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and through the Effective Date, neither PubCo, nor anyone on its behalf, consulted Marcum BP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that Marcum BP concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

PubCo provided Marcum with a copy of the disclosure it is making in this Report and requested that Marcum furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum agrees with the statements made by PubCo in this Report, and if not, in which respects Marcum does not agree. A copy of Marcum’s letter to the Securities and Exchange Commission dated November 23, 2020 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-104 of our proxy statement/prospectus dated November 5, 2020, as filed with the SEC on November 5, 2020, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 19. EXHIBITs

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Exhibit 3.4 of PubCo’s Amendment No. 3 to registration statement on Form F-4 (File No. 333-248191), filed with the SEC on October 30, 2020)
2.1*	Specimen Ordinary Share Certificate of PubCo
2.2	Specimen Warrant Certificate of PubCo (incorporated by reference to Exhibit 4.4 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
2.5	Warrant Agreement (incorporated by reference to Exhibit 4.5 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.1	Merger Agreement dated June 29, 2020 (incorporated by reference to Exhibit 2.1 to Orisun’s current report on Form 8-K filed with the SEC on July 6, 2020)
4.2	Ucommune International Ltd 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.5 of PubCo’s Amendment No. 3 to registration statement on Form F-4 (File No. 333-248191), filed with the SEC on October 30, 2020)
4.3	Form of Employment Agreement between PubCo and its executive officers (incorporated by reference to Exhibit 10.7 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.4	English translation of Exclusive Business Cooperation Agreement dated July 5, 2019 between Ucommune (Beijing) Technology Co., Ltd. and Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.8 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.5	English translation of Equity Pledge Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.9 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.6	English translation of Exclusive Option Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.10 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.7	English translation of Shareholders’ Voting Right Proxy Agreement dated November 22, 2019 among Ucommune (Beijing) Technology Co., Ltd., Ucommune (Beijing) Venture Investment Co., Ltd. and the shareholders of Ucommune (Beijing) Venture Investment Co., Ltd. (incorporated by reference to Exhibit 10.11 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)

4.8	English translation of Spousal Consent granted by the spouse of Jiahui Gan dated November 22, 2019 (incorporated by reference to Exhibit 10.12 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.9	English translation of Spousal Consent granted by the spouse of Zhuangkun He dated November 22, 2019 (incorporated by reference to Exhibit 10.13 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.10	English translation of Spousal Consent granted by the spouse of Min Jiang dated November 22, 2019 (incorporated by reference to Exhibit 10.14 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.11	English translation of Spousal Consent granted by the spouse of Jun Qin dated November 22, 2019 (incorporated by reference to Exhibit 10.15 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.12	English translation of Spousal Consent granted by the spouse of Angela Bai dated November 22, 2019 (incorporated by reference to Exhibit 10.16 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.13	English translation of Spousal Consent granted by the spouse of Bin Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.17 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.14	English translation of Spousal Consent granted by the spouse of Jinwang Zhou dated November 22, 2019 (incorporated by reference to Exhibit 10.18 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.15	English translation of Spousal Consent granted by the spouse of Zhiyong Zhao dated November 22, 2019 (incorporated by reference to Exhibit 10.19 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.16	English translation of Spousal Consent granted by the spouse of Liang Chen dated November 22, 2019 (incorporated by reference to Exhibit 10.20 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.17	English translation of Exclusive Business Cooperation Agreement dated May 20, 2019 between Ucommune (Beijing) Technology Co., Ltd and Beijing Ubazaar Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.18	English translation of Equity Pledge Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.22 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.19	English translation of Exclusive Option Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.23 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.20	English translation of Shareholders’ Voting Right Proxy Agreement dated May 20, 2019 among Ucommune (Beijing) Technology Co., Ltd., Beijing Ubazaar Technology Co., Ltd. and Nan Shi (incorporated by reference to Exhibit 10.24 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.21	English translation of Exclusive Technology Consulting and Service Agreement dated January 30, 2019 between Beijing Melo Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.22	English translation of Equity Pledge Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.23	English translation of Exclusive Option Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.27 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.24	English translation of Shareholders’ Voting Right Proxy Agreement dated January 30, 2019 among Beijing Melo Technology Co., Ltd., Beijing Weixue Tianxia Education Technology Co., Ltd. and the shareholders of Beijing Weixue Tianxia Education Technology Co., Ltd. (incorporated by reference to Exhibit 10.28 of PubCo’s registration statement on Form F-4 (File No. 333-248191), filed with the SEC on August 20, 2020)
4.25*	Form of Resale Lock-up Agreement
8.1*	List of Principal Subsidiaries and VIEs
15.1*	Letter from Marcum LLP

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

UCOMMUNE INTERNATIONAL LTD

November 23, 2020	By:	/s/ Zhuangkun He
	Name:	Zhuangkun He
	Title:	Chief Executive Officer